PUBLIC SEC

17009277

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

MAR 01 2017

Washington DC

SEC FILE NUMBER
8- 69635

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/16** (MM/DD/YY) AND ENDING **12/31/16** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Quintus Partners LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

188 Almendral Avenue
(No. and Street)

Atherton	**California**	**94027**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edward King **(650) 644-5500**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Seiler LLP
(Name – *if individual, state last, first, middle name*)

Three Lagoon Drive	**Redwood City**	**California**	**94065**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Edward King**, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Quintus Partners LLC**, as of **December 31, 2016**, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Co-CEO

Title

Notary Public

→ SEE ATTACHED JURAT

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1 ______
2 ______
3 ______
4 ______
5 ______
6 ______

Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Mateo

SARA SABOKROOH
Commission # 2121132
Notary Public - California
San Mateo County
My Comm. Expires Jul 27, 2019

Subscribed and sworn to (or affirmed) before me on this 28 day of February, 2017, by
Date *Month* *Year*

(1) Edward K. King
(and (2) n/a),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature ______
Signature of Notary Public

Seal
Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Oath or Affirmation **Document Date:** 2/28/2017
Number of Pages: 1 **Signer(s) Other Than Named Above:** n/a

SEILER LLP
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

To the Member of
QUINTUS PARTNERS LLC

We have audited the accompanying statement of financial condition of Quintus Partners LLC (a California limited liability company) (the "Company") as of December 31, 2016, and the related notes (the financial statement). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

Seiler LLP

Redwood City, California
February 24, 2017

Silicon Valley Office Three Lagoon Drive, Suite 400 Redwood City, CA 94065 t. 650.365.4646 f. 650.368.4055
San Francisco Office 220 Montgomery Street, Suite 300 San Francisco, CA 94104 t. 415.392.2123 f. 415.392.1720

www.seiler.com

A Member of HLB International

QUINTUS PARTNERS LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

Assets

Cash	$	299,097
Accounts receivable		5,014,586
Related party receivable		5,750
Total Assets	$	5,319,433

Liabilities and Member's Equity

Liabilities:		
Accounts payable	$	27,101
Due to officers		12,658
Total Liabilities		39,759
Member's Equity:		
Total Member's Equity		5,279,674
Total Liabilities and Member's Equity	$	5,319,433

The accompanying notes are an integral part of these financial statements.

QUINTUS PARTNERS LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2016

1. Organization

Quintus Partners LLC (the "Company") is a Delaware single member limited liability company formed on January 16, 2015, and its principal place of business is Atherton, California. The Company is engaged in investment banking activities both as an advisor to entities engaged in merger and acquisitions and as a placement agent in the placement of debt and equity securities to qualified investors. The Company is registered with the United States Securities and Exchange Commission ("SEC") as of February 10, 2016 and is regulated by the Financial Industry Regulatory Authority ("FINRA"). The Company is a registered broker-dealer in the states of California and New York effective February 17, 2016. The Company is wholly owned by its foreign member, Quintus Partners Holdings Co., Ltd. (the "Member"). In accordance with the Company's operating agreement, the Company will continue in existence unless dissolved by the Member.

The Company is an investment banking advisory firm that provides strategic investment advisory and capital raising services to a diverse client base of corporations, private investment firms and institutions. The Company provides a wide range of financial advisory services, focusing on clients in five key sectors - consumer, financial services, healthcare, media and technology.

2. Significant Accounting Policies

<u>Basis of Presentation</u>
The books and records of the Company are kept on the accrual basis in accordance with accounting principles generally accepted in the United States of America ("GAAP").

<u>Use of Estimates</u>
The preparation of financial statements in conformity with GAAP may require management make estimates and assumptions that affect certain reported amounts and disclosures during the reporting period. Actual results could differ from those estimates.

<u>Revenue Recognition</u>
Advisory fees consist of transaction-based fee arrangements related to financial and strategic advisory services, including providing valuation, structuring, and research services. Commission income is recognized when services for the transactions are complete, in accordance with terms set forth in individual agreements. Transaction-based fees are recognized when (a) there is evidence of an arrangement with a client, (b) agreed upon services have been provided, (c) fees are fixed or determinable, and (d) collection is reasonably assured.

<u>Fair Value of Financial Instruments</u>
The carrying amounts of certain of the Company's financial instruments, including cash, other assets and accounts payable approximate fair value because of their short-term maturities.

2. Significant Accounting Policies *(continued)*

Accounts Receivable
Accounts receivable represents amounts that have been billed to clients in accordance with the Company's engagement letters with respective clients that have not yet been collected. Management reviews accounts receivable and sets up an allowance for doubtful accounts when collection of a receivable becomes unlikely. If amounts become uncollectible, they will be charged to operations when that determination is made. As of December 31, 2016, the Company considers accounts receivable to be fully collectible and, accordingly, no allowance for doubtful accounts has been provided.

Income Taxes
The Company, a limited liability company, passes 100% of its taxable income and expenses to the Member. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. However, the Company is subject to the annual California LLC tax and a California LLC fee based on gross revenue. The Company is subject to examination by all major tax jurisdictions since inception

3. Recently Issued Accounting Pronouncements

ASU 2016-01 *Financial Instruments – Overall: Recognition and Measurement of Financial Assets and Financial Liabilities* ("ASU 2016-01")
In January 2016, the FASB issued ASU 2016-01 which amends various aspects of the recognition, measurement, presentation, and disclosure for financial instruments. ASU 2016-01 is effective for annual reporting periods, and interim periods with those years beginning after December 15, 2017. Early adoption by public entities is permitted only for certain provisions. The Company is currently evaluating the impact of the effect of the adoption of this standard on the financial statements.

ASU 2016-13 *Measurement of Credit Losses on Financial Instruments* ("ASU 2016-13")
In June 2016, the FASB issued ASU 2016-13 which requires measurement and recognition of expected versus incurred credit losses for financial assets held. ASU 2016-13 is effective for annual periods beginning after December 15, 2019, and interim periods within those annual periods. The Company is currently evaluating the impact of the effect of the adoption of this standard on the financial statements and disclosures.

4. Risk Concentration

At December 31, 2016, 100% of accounts receivable was related to one client.

5. Net Capital Requirements

The Company is subject to the SEC's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 8 to 1, both as defined. At December 31, 2016, the Company's audited net capital was $259,338 which exceeded the requirement by $254,338.

6. Related Party Transactions

The Company pays for tax preparation fees and LLC fees for the Member. As of December 31, 2016, $3,880 is receivable from the Member for such expenses.

The Company has an expense sharing arrangement with an entity under common control where the Company pays various technology expenses on behalf of the related entity. As of December 31, 2016, $1,870 is receivable from the entity under common control.

The Company's results of operations and financial position could differ significantly from those that would have been obtained if the entities were autonomous.

7. Lease Commitment

The Company entered into two month-to-month lease agreements for the virtual offices. The Company may terminate the leases at any time, and there are no minimum future rent commitments.

QUINTUS PARTNERS LLC

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